Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited)

1	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	September 30,	December 31,
As at (in millions of Canadian dollars)	2025	2024

ASSETS
Current assets
Cash and cash equivalents	$389	$220
Accounts receivable and other current assets (Note 5)	1,622	1,886
Prepaid expenses	238	182
Inventories	655	685
Regulatory assets (Note 6)	752	823
Total current assets	3,656	3,796
Other assets	1,794	1,653
Regulatory assets (Note 6)	4,097	3,808
Property, plant and equipment, net	50,562	49,456
Intangible assets, net	1,708	1,661
Goodwill	12,686	13,112
Total assets	$74,503	$73,486

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$294	$98
Accounts payable and other current liabilities	2,993	3,353
Regulatory liabilities (Note 6)	537	595
Current installments of long-term debt (Note 7)	1,685	1,990
Total current liabilities	5,509	6,036
Regulatory liabilities (Note 6)	3,858	3,696
Deferred income taxes	5,155	5,020
Long-term debt (Note 7)	32,091	31,224
Finance leases	349	343
Other liabilities	1,288	1,314
Total liabilities	48,250	47,633
Commitments and contingencies (Note 15)
Equity
Common shares (1)	15,980	15,589
Preference shares	1,623	1,623
Additional paid-in capital	4	8
Accumulated other comprehensive income	1,399	2,067
Retained earnings	5,195	4,521
Shareholders' equity	24,201	23,808
Non-controlling interests	2,052	2,045
Total equity	26,253	25,853
Total liabilities and equity	$74,503	$73,486
(1)    No par value. Unlimited authorized shares. 505.4 million and 499.3 million issued and outstanding as at September 30, 2025 and December 31, 2024, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024

Revenue	$2,938	$2,771	$9,091	$8,559

Expenses
Energy supply costs	759	737	2,513	2,459
Operating expenses	790	740	2,409	2,245
Depreciation and amortization	518	480	1,545	1,427
Total expenses	2,067	1,957	6,467	6,131
Operating income	871	814	2,624	2,428
Other income, net (Note 11)	78	102	274	240
Finance charges	370	355	1,109	1,038
Earnings before income tax expense	579	561	1,789	1,630
Income tax expense	105	83	313	253
Net earnings	$474	$478	$1,476	$1,377

Net earnings attributable to:
Non-controlling interests	$43	$39	$121	$112
Preference equity shareholders (Note 8)	22	19	63	55
Common equity shareholders	409	420	1,292	1,210
	$474	$478	$1,476	$1,377

Earnings per common share (Note 12)
Basic	$0.81	$0.85	$2.57	$2.45
Diluted	$0.81	$0.85	$2.57	$2.45

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars)	2025	2024	2025	2024

Net earnings	$474	$478	$1,476	$1,377

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses) (1)	450	(211)	(661)	358
Other (2)	—	(2)	(23)	(4)
	450	(213)	$(684)	$354
Derecognition of foreign currency translation amount on disposition (Note 10)	(52)	—	(52)	—
	398	(213)	(736)	354
Comprehensive income	$872	$265	$740	$1,731

Comprehensive income attributable to:
Non-controlling interests	$87	$18	$53	$150
Preference equity shareholders	22	19	63	55
Common equity shareholders	763	228	624	1,526
	$872	$265	$740	$1,731
(1)Net of hedging activities and income tax recovery (expense) of $2 million and $(6) million for the three and nine months ended September 30, 2025, respectively (three and nine months ended September 30, 2024 - income tax (expense) recovery of $(2) million and $5 million, respectively)
(2)Net of income tax recovery of $4 million and $10 million for the three and nine months ended September 30, 2025, respectively (three and nine months ended September 30, 2024 - income tax recovery of $nil and $1 million, respectively)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.

	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars)	2025	2024	2025	2024

Operating activities
Net earnings	$474	$478	$1,476	$1,377
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	451	424	1,362	1,254
Amortization - intangible assets	40	37	118	114
Amortization - other	27	19	65	59
Deferred income tax expense	45	61	169	112
Equity component, allowance for funds used during construction (Note 11)	(42)	(37)	(123)	(99)
Other	41	17	60	39
Change in long-term regulatory assets and liabilities	(51)	88	(70)	(12)
Change in working capital (Note 13)	42	251	(13)	76
Cash from operating activities	1,027	1,338	3,044	2,920

Investing activities
Additions to property, plant and equipment	(1,362)	(1,248)	(4,324)	(3,383)
Additions to intangible assets	(91)	(52)	(216)	(142)
Contributions in aid of construction	175	30	487	81
Contribution to equity-accounted investee	—	—	(27)	—
Proceeds on disposition, net (Note 10)	298	—	298	—
Other	(101)	(43)	(234)	(155)
Cash used in investing activities	(1,081)	(1,313)	(4,016)	(3,599)

Financing activities
Proceeds from long-term debt, net of issuance costs (Note 7)	1,179	1,190	2,310	2,608
Repayments of long-term debt and finance leases	(4)	(413)	(66)	(1,109)
Borrowings under committed credit facilities	2,089	2,368	8,479	6,096
Repayments under committed credit facilities	(2,822)	(2,642)	(9,180)	(5,972)
Net change in short-term borrowings	(16)	30	261	(22)
Issue of common shares, net of costs and dividends reinvested	11	13	45	34
Dividends
Common shares, net of dividends reinvested	(198)	(186)	(581)	(549)
Preference shares	(22)	(19)	(63)	(55)
Subsidiary dividends paid to non-controlling interests	(5)	(32)	(49)	(86)
Other	8	7	—	(6)
Cash from financing activities	220	316	1,156	939
Effect of exchange rate changes on cash and cash equivalents	2	(6)	(15)	11
Change in cash and cash equivalents	168	335	169	271
Cash and cash equivalents, beginning of period	221	561	220	625
Cash and cash equivalents, end of period	$389	$896	$389	$896

Supplementary Cash Flow Information (Note 13)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the quarter ended September 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at June 30, 2025	503.6	$15,857	$1,623	$6	$1,045	$5,095	$1,968	$25,594
Net earnings	—	—	—	—	—	431	43	474
Other comprehensive income	—	—	—	—	406	—	44	450
Derecognition of foreign currency translation amount on disposition	—	—	—	—	(52)	—	—	(52)
Common shares issued	1.8	123	—	(1)	—	—	—	122
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(5)	(5)
Dividends declared on common shares ($0.615 per share)	—	—	—	—	—	(309)	—	(309)
Dividends on preference shares	—	—	—	—	—	(22)	—	(22)
Other	—	—	—	(1)	—	—	2	1
As at September 30, 2025	505.4	$15,980	$1,623	$4	$1,399	$5,195	$2,052	$26,253

As at June 30, 2024	495.2	$15,346	$1,623	$8	$1,161	$4,611	$1,908	$24,657
Net earnings	—	—	—	—	—	439	39	478
Other comprehensive loss	—	—	—	—	(192)	—	(21)	(213)
Common shares issued	2.1	120	—	—	—	—	—	120
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(32)	(32)
Dividends declared on common shares ($1.205 per share)	—	—	—	—	—	(598)	—	(598)
Dividends on preference shares	—	—	—	—	—	(19)	—	(19)
As at September 30, 2024	497.3	$15,466	$1,623	$8	$969	$4,433	$1,894	$24,393

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the nine months ended September 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2024	499.3	$15,589	$1,623	$8	$2,067	$4,521	$2,045	$25,853
Net earnings	—	—	—	—	—	1,355	121	1,476
Other comprehensive loss	—	—	—	—	(616)	—	(68)	(684)
Derecognition of foreign currency translation amount on disposition	—	—	—	—	(52)	—	—	(52)
Common shares issued	6.1	391	—	(2)	—	—	—	389
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(49)	(49)
Dividends declared on common shares ($1.23 per share)	—		—	—	—	(618)	—	(618)
Dividends on preference shares	—	—	—	—	—	(63)	—	(63)
Other	—	—	—	(2)	—	—	3	1
As at September 30, 2025	505.4	$15,980	$1,623	$4	$1,399	$5,195	$2,052	$26,253

As at December 31, 2023	490.6	$15,108	$1,623	$9	$653	$4,112	$1,827	$23,332
Net earnings	—	—	—	—	—	1,265	112	1,377
Other comprehensive income	—	—	—	—	316	—	38	354
Common shares issued	6.7	358	—	—	—	—	—	358
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(86)	(86)
Dividends declared on common shares ($1.795 per share)	—	—	—	—	—	(889)	—	(889)
Dividends on preference shares	—	—	—	—	—	(55)	—	(55)
Other	—	—	—	(1)	—	—	3	2
As at September 30, 2024	497.3	$15,466	$1,623	$8	$969	$4,433	$1,894	$24,393

See accompanying Notes to Condensed Consolidated Interim Financial Statements

6	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand; (ii) the impact of market conditions, particularly with respect to wholesale sales at UNS Energy; (iii) changes in the U.S. dollar-to-Canadian dollar exchange rate; and (iv) the timing and significance of regulatory decisions. Earnings for utilities in Canada and New York tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings for UNS Energy tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas").

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity") (Note 16). Also includes the results for FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI") until the September 2, 2025 date of disposition (Note 10).

Non-Regulated
Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. Consists of non-regulated holding company expenses, as well as non-regulated long-term contracted generation assets in Belize held through Fortis Belize Limited ("Fortis Belize") (Note 16).

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2024 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
MISO Base ROE: In October 2024, the Federal Energy Regulatory Commission ("FERC") issued an order that revised the base rate of return on common equity ("ROE") for transmission owners operating in the Midcontinent Independent System Operator, Inc. ("MISO") region, including ITC, from 10.02% to 9.98%, with a maximum ROE inclusive of incentives not to exceed 12.58%. The order also directed the payment of certain refunds, with interest, by December 2025, for the 15-month period from November 2013 through February 2015, and prospectively from September 2016. Certain MISO transmission owners, including ITC, filed a request for rehearing with FERC in November 2024, and filed an appeal of the order with the U.S. Court of Appeals for the District of Columbia Circuit ("D.C. Circuit Court") in January 2025, with particular focus on the refund period and related interest. In March 2025, FERC issued an order addressing the request for rehearing but made no changes to the October 2024 order. The MISO transmission owners continue to pursue an appeal at the D.C. Circuit Court in relation to FERC's October 2024 and March 2025 orders. The timing and outcome of this appeal are unknown. In addition, MISO and the MISO transmission owners are awaiting a response from FERC with respect to a request filed in September 2025 to extend the period to pay refunds from December 2025 to June 30, 2026.

Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding are unknown.

7	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
2. REGULATORY MATTERS (cont'd)

UNS Energy
TEP General Rate Application: In June 2025, TEP filed a general rate application with the Arizona Corporation Commission ("ACC") requesting new rates effective September 1, 2026 using a December 31, 2024 test year, with post-test year adjustments through June 30, 2025. The application includes a proposal to phase-out or eliminate certain adjustor mechanisms, and requests an annual formulaic rate adjustment mechanism consistent with the ACC's approval of a formula rate policy statement in 2024.

UNS Gas General Rate Application: In November 2024, UNS Gas filed a general rate application with the ACC requesting an increase in gas delivery rates effective February 1, 2026. In January 2025, UNS Gas filed supplemental material proposing an annual formulaic rate adjustment mechanism. The outcome of this proceeding is unknown.

Central Hudson
2025 General Rate Application: In August 2025, the New York State Public Service Commission ("PSC") approved a three-year rate plan for Central Hudson with retroactive application to July 1, 2025, including the continuation of a 9.5% allowed ROE and a 48% common equity component of capital structure. The three-year rate plan also includes the use of existing regulatory balances and other measures to reduce customer bill impacts, as well as initiatives to support New York States's energy conservation emission reduction goals.

Enforcement Proceeding: In August 2025, the PSC issued an order which accepted a joint settlement agreement and concluded the enforcement proceeding in connection with a gas-related explosion that occurred in November 2023. As part of the order, Central Hudson agreed to make a contribution to a customer benefit fund which was recorded in the third quarter of 2025.

FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In March 2025, the British Columbia Utilities Commission issued a decision on FortisBC's application with respect to the rate framework for 2025 through 2027. The rate framework builds upon the previous multi-year rate plan and includes, amongst other items, updates to depreciation and capitalized overhead rates, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also includes the continuation of deferral mechanisms included in the previous multi-year rate plan.

FortisAlberta
Generic Cost of Capital ("GCOC") Decision: FortisAlberta filed an appeal with respect to the Alberta Utilities Commission's ("AUC") decision on the 2024 GCOC proceeding based on FortisAlberta's business and regulatory risks associated with Rural Electrification Associations located in its service area. In March 2025, the Court of Appeal of Alberta ("Court of Appeal") dismissed the appeal.

Third Performance-based Rate-setting ("PBR") Term Decision: In 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. In March 2025, the Court of Appeal granted FortisAlberta permission to appeal, which is expected to be heard in the first quarter of 2026.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2024 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

8	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
3. ACCOUNTING POLICIES (cont'd)

The accounting policies applied herein are consistent with those outlined in the Corporation's 2024 Annual Financial Statements, except as described below.

New Accounting Policy
Income Taxes: The Corporation adopted ASU No. 2023-09, Improvements to Income Tax Disclosures, effective January 1, 2025. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. The guidance is to be applied on a prospective basis with retrospective application permitted. The updated disclosure will be reflected in the Corporation's annual consolidated financial statements. Fortis does not expect the ASU to materially impact its disclosures.

Future Accounting Pronouncements
Expense Disaggregation: ASU No. 2024-03, Disaggregation of Income Statement Expenses, is effective for Fortis on January 1, 2027 for annual periods and on January 1, 2028 for interim periods, on a prospective basis, with retrospective application and early adoption permitted. The ASU requires detailed disclosure of certain expense categories included on the consolidated statements of earnings, including energy supply costs, operating expenses, and depreciation and amortization expense. Fortis is assessing the impact on its disclosures.

Credit Losses: ASU No. 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets, is effective for Fortis on January 1, 2026 on a prospective basis with early adoption permitted. The ASU provides entities with an option to use a practical expedient to estimate credit losses which would use existing conditions as of the balance sheet date, rather than forecast conditions for the contractual term of the asset. Fortis is assessing the impact on its consolidated financial statements.

Internal-Use Software: ASU No. 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, is effective for Fortis on January 1, 2028. The ASU may be adopted prospectively, retrospectively, or using a modified transition approach, and early adoption permitted. The ASU removes references to development stages and requires capitalization of software costs once funding is authorized and project completion is probable, including assessment of whether significant development uncertainty exists. The guidance also clarifies that all capitalized internal-use software costs must follow the disclosure requirements in Subtopic 360-10, Property, Plant and Equipment. Fortis is assessing the impact on its consolidated financial statements and disclosures.

4. SEGMENTED INFORMATION

Fortis' President and Chief Executive Officer is considered the chief operating decision maker ("CODM") for purposes of reviewing segment performance. Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by the CODM in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders, and this measure is used consistently in the evaluation of actual segment performance as well as in the Corporation’s business plan and forecasting processes.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2025 and 2024.

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at September 30, 2025 and December 31, 2024, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and nine months ended September 30, 2025 and 2024.

9	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Quarter ended September 30, 2025
Revenue	625	893	388	281	213	133	393	2,926	12	—	2,938
Energy supply costs	—	311	138	59	—	42	209	759	—	—	759
Operating expenses	160	209	166	103	46	33	58	775	15	—	790
Depreciation and amortization	121	106	39	95	75	23	57	516	2	—	518
Operating income	344	267	45	24	92	35	69	876	(5)	—	871
Other income, net	21	16	16	13	2	2	5	75	3	—	78
Finance charges	129	42	21	39	34	20	22	307	63	—	370
Income tax expense	53	32	9	(2)	6	2	2	102	3	—	105
Net earnings	183	209	31	—	54	15	50	542	(68)	—	474
Non-controlling interests	34	—	—	—	—	—	9	43	—	—	43
Preference share dividends	—	—	—	—	—	—	—	—	22	—	22
Net earnings attributable to common equity shareholders	149	209	31	—	54	15	41	499	(90)	—	409

Additions to property, plant and equipment and intangible assets	435	385	121	215	136	50	110	1,452	1	—	1,453

As at September 30, 2025
Goodwill	8,543	1,923	628	913	231	235	213	12,686	—	—	12,686
Total assets	27,455	15,136	6,337	10,515	6,385	2,907	5,251	73,986	530	(13)	74,503

Quarter ended September 30, 2024
Revenue	556	883	338	246	209	130	399	2,761	10	—	2,771
Energy supply costs	—	330	106	45	—	39	217	737	—	—	737
Operating expenses	128	193	165	101	45	33	60	725	15	—	740
Depreciation and amortization	110	100	35	85	73	21	54	478	2	—	480
Operating income	318	260	32	15	91	37	68	821	(7)	—	814
Other income, net	23	16	14	12	4	2	6	77	25	—	102
Finance charges	121	40	20	40	34	21	22	298	57	—	355
Income tax expense	51	32	6	(9)	7	4	5	96	(13)	—	83
Net earnings	169	204	20	(4)	54	14	47	504	(26)	—	478
Non-controlling interests	31	—	—	—	—	—	8	39	—	—	39
Preference share dividends	—	—	—	—	—	—	—	—	19	—	19
Net earnings attributable to common equity shareholders	138	204	20	(4)	54	14	39	465	(45)	—	420

Additions to property, plant and equipment and intangible assets	355	303	107	237	147	29	121	1,299	1	—	1,300

As at September 30, 2024
Goodwill	8,301	1,869	610	913	231	235	257	12,416	—	—	12,416
Total assets	25,349	14,035	5,651	9,885	6,161	2,786	5,431	69,298	355	(11)	69,642

10	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Year-to-date September 30, 2025
Revenue	1,870	2,267	1,208	1,298	621	412	1,386	9,062	29	—	9,091
Energy supply costs	—	816	399	378	—	120	800	2,513	—	—	2,513
Operating expenses	477	606	518	314	148	105	190	2,358	51	—	2,409
Depreciation and amortization	361	319	117	274	228	63	177	1,539	6	—	1,545
Operating income	1,032	526	174	332	245	124	219	2,652	(28)	—	2,624
Other income, net	60	55	53	37	5	4	17	231	43	—	274
Finance charges	387	127	69	115	101	60	68	927	182	—	1,109
Income tax expense	163	60	37	51	17	11	19	358	(45)	—	313
Net earnings	542	394	121	203	132	57	149	1,598	(122)	—	1,476
Non-controlling interests	100	—	—	1	—	—	20	121	—	—	121
Preference share dividends	—	—	—	—	—	—	—	—	63	—	63
Net earnings attributable to common equity shareholders	442	394	121	202	132	57	129	1,477	(185)	—	1,292

Additions to property, plant and equipment and intangible assets	1,363	1,128	330	792	424	127	373	4,537	3	—	4,540

As at September 30, 2025
Goodwill	8,543	1,923	628	913	231	235	213	12,686	—	—	12,686
Total assets	27,455	15,136	6,337	10,515	6,385	2,907	5,251	73,986	530	(13)	74,503

Year-to-date September 30, 2024
Revenue	1,662	2,348	1,016	1,143	610	396	1,359	8,534	25	—	8,559
Energy supply costs	—	928	324	284	—	109	814	2,459	—	—	2,459
Operating expenses	393	588	503	297	142	100	185	2,208	37	—	2,245
Depreciation and amortization	330	299	96	253	217	65	162	1,422	5	—	1,427
Operating income	939	533	93	309	251	122	198	2,445	(17)	—	2,428
Other income, net	77	37	44	31	9	5	16	219	21	—	240
Finance charges	354	112	56	118	101	61	69	871	167	—	1,038
Income tax expense	153	62	19	48	20	12	17	331	(78)	—	253
Net earnings	509	396	62	174	139	54	128	1,462	(85)	—	1,377
Non-controlling interests	94	—	—	1	—	—	17	112	—	—	112
Preference share dividends	—	—	—	—	—	—	—	—	55	—	55
Net earnings attributable to common equity shareholders	415	396	62	173	139	54	111	1,350	(140)	—	1,210

Additions to property, plant and equipment and intangible assets	1,021	726	294	660	410	89	322	3,522	3	—	3,525

As at September 30, 2024
Goodwill	8,301	1,869	610	913	231	235	257	12,416	—	—	12,416
Total assets	25,349	14,035	5,651	9,885	6,161	2,786	5,431	69,298	355	(11)	69,642

11	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses, which is recorded in accounts receivable and other current assets, changed as follows.

	Quarter		Year-to-Date
($ millions)	2025	2024	2025	2024
Periods ended September 30
Balance, beginning of period	(74)	(69)	(78)	(68)
Credit loss expense	(11)	(7)	(25)	(23)
Credit loss deferral	(19)	(6)	(36)	(26)
Write-offs, net of recoveries	19	9	51	45
Disposition (Note 10)	6	—	6	—
Foreign exchange	(1)	—	2	(1)
Balance, end of period	(80)	(73)	(80)	(73)

See Note 14 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2024 Annual Financial Statements. A summary follows.

	As at
	September 30,	December 31,
($ millions)	2025	2024
Regulatory assets
Deferred income taxes	2,392	2,248
Deferred energy management costs	663	591
Rate stabilization and related accounts	457	453
Employee future benefits	221	235
Deferred lease costs	154	142
Derivatives	128	175
Deferred restoration costs	121	133
Manufactured gas plant site remediation deferral	83	82
Generation early retirement costs	55	66
Renewable natural gas account	42	58
Other regulatory assets	533	448
Total regulatory assets	4,849	4,631
Less: Current portion	(752)	(823)
Long-term regulatory assets	4,097	3,808

Regulatory liabilities
Future cost of removal	1,837	1,728
Deferred income taxes	1,396	1,329
Employee future benefits	420	459
Rate stabilization and related accounts	261	208
Renewable energy surcharge	163	155
Energy efficiency liability	85	88
Electric and gas moderator account	44	61
Alberta Electric System Operator charges deferral	20	58
Other regulatory liabilities	169	205
Total regulatory liabilities	4,395	4,291
Less: Current portion	(537)	(595)
Long-term regulatory liabilities	3,858	3,696

12	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
7. LONG-TERM DEBT

	As at
	September 30,	December 31,
($ millions)	2025	2024
Long-term debt	32,489	31,189
Credit facility borrowings	1,478	2,216
Total long-term debt	33,967	33,405
Less: Deferred financing costs and debt discounts	(191)	(191)
Less: Current installments of long-term debt	(1,685)	(1,990)
	32,091	31,224

Significant Long-Term Debt Issuances		Interest
Year-to-date September 30, 2025	Month	Rate			Use of
($ millions, except as noted)	Issued	(%)	Maturity	Amount	Proceeds
UNS Energy
Unsecured senior notes	February	5.90	2055	US $300	(1) (2) (3)
Central Hudson
Senior notes	April	5.61	2035	US $20	(1) (3)
Senior notes	April	5.81	2040	US $30	(1) (3)
Senior notes	April	6.01	2045	US $20	(1) (3)
FortisAlberta
Unsecured senior debentures	July	4.76	2055	200	(1) (2) (3)
Newfoundland Power
First mortgage bonds	August	4.91	2055	120	(1) (2) (3)
Maritime Electric
First mortgage bonds	July	4.94	2055	120	(1) (2)
Fortis
Unsecured senior notes	March	4.09	2032	600	(1) (3)
Subordinated notes (4)	September	5.10	2055	750	(1) (3)
(1)    Repay credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes
(4)     Issuance reflects fixed-to-fixed rate hybrid subordinated notes. The interest rate will be reset on December 4, 2030, and every 5-years thereafter, equal to the 5-year Government of Canada bond yield plus 2.09% provided that the interest rate reset will not be below the initial interest rate of 5.10%. The subordinated notes receive partial equity treatment from credit rating agencies

In October 2025, UNS Energy issued US$50 million of 10-year, 5.38% unsecured senior notes. Proceeds will be used to repay credit facility borrowings and for general corporate purposes.

In October 2025, FortisBC Energy issued $200 million of 5-year, 3.38% unsecured debentures. Proceeds will be used to repay credit facility borrowings.

In October 2025, Central Hudson priced US$80 million of senior notes with funding expected in November 2025. The related issuances will consist of US$15 million of 10-year, 5.25% notes and US$65 million of 20-year, 5.90% notes. Proceeds are expected to be used for general corporate purposes.

In December 2024, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. Fortis re-established the at-the-market equity program ("ATM Program") pursuant to the short-form base shelf prospectus, which allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until January 10, 2027. As at September 30, 2025, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	September 30,	December 31,
($ millions)	Utilities	and Other	2025	2024
Total credit facilities	4,230	1,581	5,811	6,342
Credit facilities utilized:
Short-term borrowings (1)	(294)	—	(294)	(98)
Long-term debt (including current portion) (2)	(1,478)	—	(1,478)	(2,216)
Letters of credit outstanding	(94)	(22)	(116)	(102)
Credit facilities unutilized	2,364	1,559	3,923	3,926
(1)    The weighted average interest rate was 4.4% (December 31, 2024 - 6.1%).
(2)    The weighted average interest rate was 4.3% (December 31, 2024 - 4.6%). The current portion was $797 million (December 31, 2024 - $1,860 million).

13	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
7. LONG-TERM DEBT (cont'd)

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.4 billion of the total credit facilities are committed with maturities ranging from 2027 through 2030.

See Note 14 in the 2024 Annual Financial Statements for a description of the credit facilities as at December 31, 2024.

In April 2025, FortisAlberta increased its operating credit facility from $250 million to $300 million and extended the maturity to April 2030.

In May 2025, the Corporation amended its $1.3 billion revolving term committed credit facility to extend the maturity to July 2030.

In September 2025, FortisUS Inc., a holding company subsidiary of Fortis, extended the maturity on its unsecured US$150 million revolving term credit facility to October 2027. Also in September 2025, the Corporation fully repaid its unsecured US$250 million non-revolving term credit facility.

8. PREFERENCE SHARES

On June 1, 2025, the annual fixed dividend per share for the First Preference Shares, Series H reset from $0.4588 to $1.0458 for the five-year period up to but excluding June 1, 2030. Also on June 1, 2025, 11,298 First Preference Shares, Series H were converted on a one-for-one basis into First Preference Shares, Series I and 248,830 First Preference Shares, Series I were converted on a one-for-one basis into First Preference Shares, Series H.

9. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2025	2024	2025	2024
Quarter ended September 30
Service costs	17	18	6	6
Interest costs	42	40	8	7
Expected return on plan assets	(53)	(54)	(7)	(7)
Amortization of actuarial gains	(4)	(1)	(6)	(4)
Amortization of past service credits/plan amendments	(1)	1	(1)	—
Regulatory adjustments	—	(1)	2	—
Net benefit cost	1	3	2	2

Year-to-date September 30
Service costs	53	55	17	18
Interest costs	128	120	23	22
Expected return on plan assets	(160)	(164)	(21)	(20)
Amortization of actuarial gains	(12)	(1)	(18)	(13)
Amortization of past service credits/plan amendments	(1)	—	(1)	—
Regulatory adjustments	(1)	(1)	6	1
Net benefit cost	7	9	6	8

Defined contribution pension plan expense for the three and nine months ended September 30, 2025 was $15 million and $50 million, respectively (three and nine months ended September 30, 2024 - $14 million and $45 million, respectively).

10. DISPOSITION

On September 2, 2025, Fortis sold its 100% ownership interest in FortisTCI. As a result of the sale, Fortis recognized a $32 million loss related to income taxes and closing costs, which has been reflected in the Corporate and Other segment.

14	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
11. OTHER INCOME, NET

	Quarter		Year-to-Date
($ millions)	2025	2024	2025	2024
Periods ended September 30
Equity component, allowance for funds used during construction	42	37	123	99
Non-service component of net periodic benefit cost	19	19	58	55
Gain on derivatives, net	7	23	39	17
Interest income	9	17	31	49
Equity income	3	1	10	5
Other	(2)	5	13	15
	78	102	274	240

12. EARNINGS PER COMMON SHARE

	2025			2024
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended September 30
Basic EPS	409	504.5	0.81	420	496.2	0.85
Potential dilutive effect of stock-based compensation	—	0.3		—	0.2
Diluted EPS	409	504.8	0.81	420	496.4	0.85

Year-to-date September 30
Basic EPS	1,292	502.5	2.57	1,210	493.9	2.45
Potential dilutive effect of stock-based compensation	—	0.3		—	0.2
Diluted EPS	1,292	502.8	2.57	1,210	494.1	2.45

13. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter		Year-to-Date
($ millions)	2025	2024	2025	2024
Periods ended September 30
Change in working capital
Accounts receivable and other current assets	50	20	132	83
Prepaid expenses	(48)	(47)	(68)	(76)
Inventories	(9)	(17)	(41)	(31)
Regulatory assets - current portion	1	(27)	21	107
Accounts payable and other current liabilities	40	271	—	(76)
Regulatory liabilities - current portion	8	51	(57)	69
	42	251	(13)	76

Non-cash financing activity
Common share dividends reinvested	112	106	345	324

As at September 30			2025	2024
Non-cash investing activities
Accrued capital expenditures			708	638
Contributions in aid of construction			16	10

15	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas price curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at September 30, 2025, unrealized losses of $128 million (December 31, 2024 - $175 million) were recognized as regulatory assets and unrealized gains of $40 million (December 31, 2024 - $41 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information. Gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three and nine months ended September 30, 2025, gains of $4 million and $36 million were recognized in revenue, respectively (three and nine months ended September 30, 2024 - gains of $5 million and $44 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash and/or share settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $136 million and terms up to three years expiring at varying dates through January 2028. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and nine months ended September 30, 2025, unrealized gains of $13 million and $22 million, respectively were recognized in other income, net (three and nine months ended September 30, 2024 - unrealized gains of $20 million and $16 million, respectively).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through September 2027 and have a combined notional amount of US$427 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and nine months ended September 30, 2025, unrealized losses of $7 million and unrealized gains of $12 million, respectively were recognized in other income, net (three and nine months ended September 30, 2024 - unrealized gains of $2 million and unrealized losses of $3 million, respectively).

Interest Rate Contracts
ITC has entered into 5-year interest rate swap contracts with a combined notional value of US$705 million which will be used to manage interest rate risk associated with forecasted debt issuances. Fair value was measured using a discounted cash flow method based on secured overnight financing rates ("SOFR"). Unrealized gains and losses associated with the changes in fair value are recognized in other comprehensive income, and will be reclassified to earnings as a component of interest expense over the life of the debt. Unrealized losses of less than US$1 million and US$8 million were recorded in other comprehensive income for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - unrealized gains of less than $1 million).

Cross-Currency Interest Rate Swaps
The Corporation holds cross-currency interest rate swaps, maturing in 2029, to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation has designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the foreign net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on SOFR. During the three and nine months ended September 30, 2025, unrealized losses of $12 million and unrealized gains of $5 million, respectively were recorded in other comprehensive income (three and nine months ended September 30, 2024 - unrealized gains of $6 million and unrealized losses of $9 million, respectively).

16	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Recurring Fair Value Measures
The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at September 30, 2025
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	58	—	58
Energy contracts not subject to regulatory deferral (2)	—	6	—	6
Total return swaps (2)	—	32	—	32
Other investments (4)	133	—	—	133
	133	96	—	229
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(146)	—	(146)
Energy contracts not subject to regulatory deferral (5)	—	(1)	—	(1)
Cross-currency interest rate swaps, foreign exchange and interest rate contracts (5)	—	(34)	—	(34)
	—	(181)	—	(181)
As at December 31, 2024
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	63	—	63
Energy contracts not subject to regulatory deferral (2)	—	7	—	7
Total return swaps and interest rate contracts (2)	—	16	—	16
Other investments (4)	150	—	—	150
	150	86	—	236
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(197)	—	(197)
Energy contracts not subject to regulatory deferral (5)	—	(2)	—	(2)
Foreign exchange contracts and cross-currency interest rate swaps (5)	—	(45)	—	(45)
	—	(244)	—	(244)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of wholesale trading contracts and certain gas swap contracts
(4)UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. The fair value of these investments is included in cash and cash equivalents and other assets, with gains and losses recognized in other income, net
(5)Included in accounts payable and other current liabilities or other liabilities

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Posted/(Received)	Net Amount
As at September 30, 2025
Derivative assets	64	(36)	15	43
Derivative liabilities	(147)	36	—	(111)

As at December 31, 2024
Derivative assets	70	(30)	15	55
Derivative liabilities	(199)	30	—	(169)

17	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Volume of Derivative Activity
As at September 30, 2025, the Corporation had various energy contracts that will settle on various dates through 2030. The volumes related to electricity and natural gas derivatives are outlined below.

		As at
	September 30,		December 31,
	2025		2024
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	913		774
Electricity power purchase contracts (GWh)	225		430
Gas swap contracts (PJ)	203		236
Gas supply contracts (PJ)	191		105
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	2,755		1,499
Gas swap contracts (PJ)	1		3
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as its distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable since the suspension of collection efforts initially required in response to the COVID-19 pandemic. Central Hudson continues to contact customers regarding past-due balances and collection efforts continue to expand. Under its regulatory framework, Central Hudson can defer uncollectible write-offs above the amounts collected in customer rates for future recovery.

UNS Energy, Central Hudson, FortisBC Energy, and Fortis may be exposed to credit risk in the event of non-performance by counterparties to derivative contracts. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $74 million as at September 30, 2025 (December 31, 2024 - $117 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, Fortis Belize Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at September 30, 2025, US$1.9 billion (December 31, 2024 - US$2.2 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$13.1 billion (December 31, 2024 - US$12.6 billion) unhedged. Exchange rate fluctuations associated with the net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at September 30, 2025, the carrying value of long-term debt, including current portion, was $34.0 billion (December 31, 2024 - $33.4 billion) compared to an estimated fair value of $32.3 billion (December 31, 2024 - $31.3 billion).

18	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024
15. COMMITMENTS AND CONTINGENCIES

There were no material changes in commitments and contingencies from that disclosed in the Corporation's 2024 Annual Financial Statements, except as detailed below.

UNS Electric entered into a US$233 million Engineering, Procurement, and Construction Agreement for the development of four gas engine turbines at the Black Mountain Generating Station, which are expected to be placed in service in 2028.

TEP entered into an energy supply agreement to serve a customer expected to be located in TEP's service territory. The agreement, requiring potential power demand of approximately 300 MW, is subject to approval by the ACC and other contractual contingencies. The initial phase is expected to be operational as early as 2027, with a ramp schedule through 2029. TEP currently expects to serve this customer from its existing and planned capacity, including solar and battery storage projects currently in development.

TEP and UNS Electric entered into long-term gas transportation precedent agreements to secure reliable access to natural gas. The agreements support the development of a new pipeline, expected to be in service in 2029, which will be owned and operated by a third-party. The purchase commitments, expected to begin in 2029, are estimated to total US$1.9 billion over the 25-year service period, and are conditional on the construction and commercial operation of the new pipeline.

16. SUBSEQUENT EVENT

On October 31, 2025, Fortis sold its 100% ownership in Fortis Belize and its 33% ownership in Belize Electricity to the Government of Belize. A loss on sale of approximately $60 million is expected to be recorded in the fourth quarter of 2025, approximately half of which reflects income taxes.

19	FORTIS INC.	SEPTEMBER 30, 2025 QUARTER REPORT